SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated August 23, 2012	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 24, 2012	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT

The Board is pleased to announce that on 23 August 2012, CMC, a wholly-owned subsidiary of the Company, entered into the Share Subscription Agreement and the Strategic Cooperation Agreement with Anhui USTC and the Shareholders’ Agreement with the Controlling Shareholders of Anhui USTC.

The Transaction does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

INTRODUCTION

Reference is made to the announcement dated 16 August 2012 of China Mobile Limited (the “Company”) in relation to the preliminary discussions between the Company and ANHUI USTC IFLYTEK Co. Ltd (“Anhui USTC”), a company listed on the Shenzhen Stock Exchange, in respect of potential subscription by the Company (or one of its subsidiaries) of new shares in Anhui USTC on a non-public offering basis and certain strategic cooperation between the Company and Anhui USTC.

The board of directors of the Company (the “Board”) is pleased to announce that on 23 August 2012, China Mobile Communication Company Limited (“CMC”), a wholly-owned subsidiary of the Company, entered into the Share Subscription Agreement and the Strategic Cooperation Agreement with Anhui USTC and the Shareholders’ Agreement with the Controlling Shareholders (as defined below) of Anhui USTC. A summary of the major terms of the above agreements is set out as follows:

THE SHARE SUBSCRIPTION AGREEMENT

1.	Date

23 August 2012

2.	Parties

(i)	Anhui USTC

(ii)	CMC

3.	Terms of Share Subscription

Anhui USTC agrees to issue to CMC and CMC agrees to subscribe from Anhui USTC 70,273,935 ordinary shares of Anhui USTC with a par value of RMB1 per share (“Newly Issued Shares”), representing 15% of the total issued and outstanding shares of Anhui USTC upon completion of the share subscription and other concurrent non-public offerings by Anhui USTC (the “Transaction”). In the event that prior to completion of the Transaction, Anhui USTC makes any distribution, capitalizes common reserve fund or conducts a rights issue which leads to a change in the number of its total issued and outstanding shares, the number of the Newly Issued Shares shall be adjusted accordingly to ensure that the shares issued to CMC represent 15% of the total issued and outstanding shares of Anhui USTC upon completion of the Transaction and such distribution, capitalization of common reserve fund or rights issue.

The subscription price per Newly Issued Share is RMB19.40, which is determined pursuant to the principle of the subscription price not being lower than the minimum price stipulated under applicable laws (being 90% of the average trading price of Anhui USTC shares which are listed on the Shenzhen Stock Exchange for the 20 trading days immediately prior to the date of Anhui USTC’s announcement on the resolution of its board of directors approving the Transaction), with a total consideration of RMB1,363,314,339. In the event that prior to completion of the Transaction, Anhui USTC makes any distribution, capitalizes common reserve fund or conducts a rights issue, the subscription price per subscription share shall be adjusted on the basis of the “ex-right (dividend) reference price” pursuant to the relevant rules of the Shenzhen Stock Exchange. The total consideration will be adjusted on the same basis accordingly. The total consideration for the subscription will be payable by CMC to Anhui USTC in cash at completion.

4.	Conditions Precedent to Completion

The completion obligations of the parties under the Share Subscription Agreement are subject to the satisfaction and/or waiver (by the relevant party with the right to grant such waiver and as permitted under applicable laws) of certain conditions on or prior to the Long Stop Date (as defined below). The conditions are set out as follows:

(i)	Anhui USTC remains a joint-stock limited company listed on the Shenzhen Stock Exchange;

(ii)	the following approvals or consents have been duly obtained and remain in full force as of the date of completion of the Transaction: (a) approval of the Transaction by shareholders of Anhui USTC in a shareholders’ meeting; (b) approval or consent in respect of the Transaction by the relevant authorities (including China Securities Regulatory Commission);

(iii)	after the date of the Share Subscription Agreement, there has not been any material adverse change or any facts or circumstances that may reasonably be expected to lead to a material adverse change;

(iv)	no applicable law prohibiting the completion of the Transaction has been promulgated or enforced by the relevant authorities;

(v)	as regards the completion obligations of CMC, all relevant representations and warranties by Anhui USTC under the Share Subscription Agreement are true and accurate in all material respects as of the date of execution of the Share Subscription Agreement, and remain true and accurate in all material respects until (and including) the date of completion (as if they are made on the date of completion);

(vi)	as regards the completion obligations of Anhui USTC, all relevant representations and warranties by CMC under the Share Subscription Agreement are true and accurate in all material respects as of the date of execution of the Share Subscription Agreement, and remain true and accurate in all material respects until (and including) the date of completion (as if they are made on the date of completion);

(vii)	a person designated by CMC has become a non-independent director of the board of directors of Anhui USTC in accordance with applicable laws, and a person designated by CMC has become a non-employee supervisor of the board of supervisors of Anhui USTC in accordance with applicable laws;

(viii)	the arrangements in connection with the strategic committee as contemplated under the Share Subscription Agreement (the “Strategic Committee”) have been implemented and completed; and

(ix)	the implementation of the Transaction does not result in any change in the actual controllers of Anhui USTC.

5.	Completion Date

Completion of the Transaction will take place on the seventh business day after the satisfaction (or waiver as applicable) of all the conditions to completion or any other date as agreed by both parties, provided that all conditions to completion are satisfied (or waived as applicable) on or before 30 June 2013 or such other date as agreed in writing by CMC and Anhui USTC (the “Long Stop Date”), failing which CMC or Anhui USTC will be entitled to terminate the Share Subscription Agreement with immediate effect.

6.	Lock-Up Period

Within 36 months after the date of completion of the Transaction, CMC may not transfer any Newly Issued Shares except for transfers between affiliates of CMC as permitted under applicable laws.

7.	Transfer Restriction

After the expiration of the lock-up period under the Share Subscription Agreement or applicable laws, in the event that CMC seeks to transfer any of the Newly Issued Shares by written agreement or any other means which would indicate or confirm the identity of the transferee in advance, CMC undertakes not to transfer any Newly Issued Shares to a competitor of Anhui USTC who is engaged in the same principal businesses as those of Anhui USTC.

8.	Maintenance of the shareholding percentage of CMC

As permitted under applicable laws and subject to the approvals by the relevant authorities being obtained, the parties will use their respective best endeavours to maintain and consolidate the shareholding percentage by CMC and its affiliated companies at 15% of the total issued and outstanding shares of Anhui USTC. Provided that there is no change in the existing actual controllers of Anhui USTC, CMC does not intend to proactively acquire a controlling stake in or attain an actual controlling position as regards Anhui USTC, and CMC will not increase its shareholding through purchases in the open market or from shareholders other than the Controlling Shareholders.

9.	Strategic Committee

Anhui USTC will establish the Strategic Committee under its board of directors, which committee should include at least one non-independent director nominated by CMC. The primary duties of the Strategic Committee include without limitation the study of and making of recommendations on various matters, e.g., long-term development strategies, important investment decisions, research and development on major products and technologies, key business development planning and significant strategic cooperation arrangements of Anhui USTC.

THE STRATEGIC COOPERATION AGREEMENT

1.	Date

23 August 2012

2.	Parties

(i)	Anhui USTC

(ii)	CMC

3.	Effective Date and Term

The Strategic Cooperation Agreement takes effect upon completion of the Transaction and is valid for a term of three years, which term shall automatically be renewed for a term of one year upon expiry, unless either party objects to the renewal before the expiry and no agreement on renewal is reached after negotiations in good faith between the parties.

4.	Scope of Cooperation

According to the Strategic Cooperation Agreement, both parties shall enter into strategic cooperation in various areas including smart voice portals, smart voice cloud services, smart voice technologies and product innovations, applications in relation to customer services and fundamental telecommunications businesses and industry informatization.

SHAREHOLDERS’ AGREEMENT

1.	Date

23 August 2012

2.	Parties

(i)	The shareholders (including Mr. Liu Qingfeng) collectively holding approximately 17.72% of the issued and outstanding shares of Anhui USTC as of the date of completion of the Transaction (the “Controlling Shareholders”); and

(ii)	CMC

3.	Effective Date

The Shareholders’ Agreement has come into effect immediately upon its execution, except that certain specified terms of the Shareholders’ Agreement shall come into effect upon completion of the Transaction and CMC becoming a shareholder of Anhui USTC in accordance with applicable laws.

4.	Contents

Provided that the Controlling Shareholders fulfil all the obligations of continuously maintaining their shareholding in Anhui USTC under the Shareholders’ Agreement, CMC will support the Controlling Shareholders as actual controllers of Anhui USTC pursuant to a concert party agreement which was executed among the Controlling Shareholders in accordance with applicable laws and which remains in full force. Further, provided that there is no change in the existing actual controllers of Anhui USTC, CMC does not intend to acquire any right to control the daily operations of Anhui USTC. In order to ensure the existing arrangements on the control of Anhui USTC will remain in force, the Controlling Shareholders shall comply with the restrictions on transfer of their shares in Anhui USTC under the Shareholders’ Agreement.

LISTING RULES IMPLICATIONS

Each of the applicable percentage ratios under Rule 14.07 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in respect of the Transaction contemplated under the Share Subscription Agreement, the Strategic Cooperation Agreement and the Shareholders’ Agreement is less than 5%. Accordingly, the Transaction does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

By Order of the Board China Mobile Limited Xi Guohua Chairman

Hong Kong, 23 August 2012

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.